Platinum Group Metals Ltd.

Condensed Consolidated Interim Financial Statements
(Unaudited - all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended November 30, 2018

Filed: January 11, 2019

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	November 30,	August 31,
	2018	2018
ASSETS

Current
Cash	$1,969	$3,017
Restricted Cash – Waterberg	-	126
Marketable Securities (Note 3)	8,422	7,084
Amounts receivable	243	863
Prepaid expenses	186	226
Total current assets	10,820	11,316

Performance bonds	75	70
Exploration and evaluation assets (Note 4)	34,311	29,406
Property, plant and equipment	1,019	1,057
Total assets	$46,225	$41,849

LIABILITIES

Current
Accounts payable and other liabilities	$4,198	$3,572
Loan payable (Note 5)	49,883	-
Total current liabilities	54,081	3,572

Loans payable (Note 5)	-	42,291
Convertible notes (Note 6)	15,742	14,853
Warrant derivative (Note 8)	2,646	663
Total liabilities	$72,469	$61,379

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	$818,493	$818,454
Contributed surplus (Note 7)	25,966	25,950
Accumulated other comprehensive loss	(156,925)	(159,742)
Deficit	(726,387)	(715,344)
Total shareholders’ deficit attributable to
shareholders of Platinum Group Metals Ltd.	(38,853)	(30,682)

Non-controlling interest	12,609	11,152
Total shareholders’ deficit	(26,244)	(19,530)
Total liabilities and shareholders’ deficit	$46,225	$41,849

Going Concern (Note 1)
Contingencies and Commitments (Note 10)
Subsequent Events (Note 13)

Approved by the Board of Directors and authorized for issue on January 11, 2019

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended
	November	November
	30, 2018	30, 2017

Expenses
General and administrative	$1,325	$1,412
Interest	2,474	4,134
Foreign exchange loss	1,200	3,130
Stock compensation expense (Note 7)	16	33
Closure, care and maintenance costs (Note 13)	(509)	5,916
	$4,506	$14,625

Other Income
Loss (Gain) on fair value embedded derivatives and warrants	2,273	(2,052)
(Note 6,8)
Gain on fair value of marketable securities	(862)	-
Net finance income	(277)	(129)
Loss for the period	$5,640	$12,444

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(2,817)	(4,353)

Comprehensive loss for the period	$2,823	$8,091

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	5,640	11,469
Non-controlling interests	-	975
	$5,640	$12,444

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	2,823	8,534
Non-controlling interests	-	(443)
	$2,823	$8,091

Basic and diluted loss per common share	$0.02	$0.08

Weighted average number of common shares outstanding:
Basic and diluted	291,199,769	148,456,187

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	3

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands Shares ) of United States Dollars, except # of Common

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	34	-	-	34	-	34
Equity impact from partial sale of Waterberg	-	-	-	-	15,239	15,239	-	15,239
Foreign currency translation adjustment	-	-	-	2,935	-	2,935	1,418	4,353
Net loss for the period	-	-	-	-	(11,469)	(11,469)	(975)	(12,444)
Balance November 30, 2017	148,469,377	$800,894	$25,904	$(167,570)	$(663,847)	$(4,619)	$(11,465)	$(16,084)
Stock based compensation	-	-	46	-	-	46	-	46
Shares issued for interest on convertible note	10,019,872	1,416	-	-	-	1,416	-	1,416
Units issued – financing	132,544,861	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(2,413)	-	-	-	(2,413)	-	(2,413)
Non-controlling interest impact of the sale of Maseve	-	-	-	(11,114)	(7,690)	(18,804)	18,804	-
Equity impact from partial sale of Waterberg	-	-	-	-	(1,067)	(1,067)	1,962	895
Contributions of Waterberg JV Co	-	-	-	-	-	-	4,636	4,636
Foreign currency translation adjustment	-	-	-	3,415	-	3,415	(1,418)	1,997
Tax impact from Waterberg and other equity transactions	-	-	-	15,527	(15,527)	-	-	-
Net loss for the period	-	-	-	-	(27,213)	(27,213)	(1,367)	(28,580)
Balance August 31, 2018	291,034,110	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)
IFRS 9 transition adoption on September 1, 2018	-	-	-	-	(5,781)	(5,781)	-	(5,781)
Balance September 1, 2018 (restated)	291,034,110	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	16	-	-	16	-	16
Warrants exercised	225,000	39	-	-	-	39	-	39
Contributions of Waterberg JV Co	-	-	-	-	378	378	1,457	1,835
Foreign currency translation adjustment	-	-	-	2,817	-	2,817	-	2,817
Net loss for the period	-	-	-	-	(5,640)	(5,640)	-	(5,640)
Balance November 30, 2018	291,259,110	$818,493	$25,966	$(156,925)	$(726,387)	$(38,853)	$12,609	$(26,244)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	4

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States Dollars)

	For the three months ended

	November	November
	30, 2018	30, 2017

OPERATING ACTIVITIES
Loss for the period	$(5,640)	$(12,444)

Add items not affecting cash:
Depreciation	84	93
Effective interest	2,474	4,134
Unrealized foreign exchange gain	24	3,042
Gain (Loss) on fair value of convertible debt derivatives	2,273	(2,052)
Unrealized gain on marketable securities	(862)	-
Stock compensation expense	16	33
Net change in non-cash working capital (Note 11)	273	(7,848)
	$(1,358)	(15,042)

FINANCING ACTIVITIES
Share issuance – warrant exercise	$38	$-
Interest paid	-	(1,314)
Cash proceeds from debt	-	5,000
Debt principal repayments	-	(5,000)
Cash received from Waterberg partners	1,346	-
Costs associated with the debt	-	(566)
	1,384	(1,880)

INVESTING ACTIVITIES
Proceeds from partial sale of interest in Waterberg	$-	$17,200
Restricted cash (Waterberg)	-	(5,000)
Expenditures from restricted cash (Waterberg)	126	-
Fees paid on asset held for sale	-	(1,026)
Proceeds from the sale of concentrate	-	2,323
Waterberg exploration expenditures	(1,390)	(398)
	(1,264)	13,099

Net decrease in cash and cash equivalents	(1,238)	(3,953)
Effect of foreign exchange on cash and cash equivalents	190	1,636
Cash and cash equivalents, beginning of period	3,017	3,414

Cash and cash equivalents, end of period	$1,969	$1,097

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	5

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries (collectively with the Company, the “Group”) as at November 30, 2018 are as follows:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and	November 30,	August 31,
Name of subsidiary	Principal activity	operation	2018	2018

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	37.05%

1 The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) and Waterberg JV Resources (Pty) Ltd. for accounting purposes.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. The Company had a loss of $5.6 million during the period, negative working capital and has negative equity amounting to $26.2 million as at November 30, 2018. At November 30, 2018, the Company was indebted $48.7 million pursuant to the LMM Facility (as defined below). This debt is due October 31, 2019. Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company). The Company currently has limited financial resources and has no sources of operating income at present.

The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of a going concern basis.

These condensed consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company’s annual consolidated financial statements as at and for the year ended August 31, 2018, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective for fiscal periods beginning on or after January 1, 2018.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Change in Accounting Policy – IFRS 9

The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of September 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model.

As the Company is not restating prior periods, management has recognized the effects of modified retrospective application at the beginning of the November 30, 2018 reporting period, which included the date of initial application. Therefore, on September 1, 2018 the adoption of IFRS 9 resulted in a decrease in deficit of $5.8 million with a corresponding increase in the carrying value of the Liberty loan for the same amount. See note 5 for further details.

The following is the Company’s new accounting policy for financial instruments since adoption of IFRS 9 on September 1, 2018:

Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and the debt’s contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Loans and receivables	Amortized cost
Marketable securities	Available for sale (designated through profit and loss)	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities:
Accounts payable	Other liabilities	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debenture	Other financial liabilities	Other financial liabilities
Convertible debenture derivative	Fair value through profit or loss	Fair value through profit or loss
Warrants	Fair value through profit or loss	Fair value through profit or loss

Presentation Currency

The Company’s presentation currency is the United States Dollar (“USD”)

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Period-end rate:	R13.8336 (August 31, 2018 R14.6883)
3-month period average rate:	R14.4334 (November 30, 2017 R13.6356)

CAD/USD
Period-end rate:	C$1.3301 (August 31, 2018 C$1.3055)
3-month period average rate:	C$1.3082 (November 30, 2017 C$1.2536)

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principals for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases and related interpretations. Save for limited exceptions, all leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

	i)	Assets and liabilities for all leases with a term of more than 12 months, unless the underlying assets is of low value; and

	ii)	Depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019. As the Company’s year end is August, the first effective year will be fiscal 2020. The adoption of this standard would not have a significant impact on the financial statements of the Company based on its current leasing activity.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

3.	MARKETABLE SECURITIES

At November 30, 2018, the Company held 4,524,279 common shares of Johannesburg Stock Exchange listed Royal Bafokeng Platinum Ltd. (“RBPlats”) in connection with the sale of the Maseve Mine in the previous fiscal year. These marketable securities owned by the Company are designated as fair value through profit and loss (“FVTPL”) with changes in fair value recorded through profit or loss. These shares are carried at fair value using the quoted market price at November 30, 2018. During the period the Company recognized an unrealized gain of $862 (November 30, 2017 $Nil) on the value of the RBPlats shares held. These shares were sold subsequent to period end, please see subsequent events for details.

4.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2017	$22,900
Additions	9,096
Foreign exchange movement	(2,590)
Balance, August 31, 2018	29,406
Additions	3,139
Foreign exchange movement	1,766
Balance, November 30, 2018	34,311

Waterberg

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs, which was held as restricted cash with no balance remaining as at November 30, 2018 ($0.1 million remaining at August 31, 2018). Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of the Definitive Feasibility Study (“DFS”) costs. Following the Initial Purchase, the Company holds a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo’s share of expenditures prior to this agreement were covered by the Company and are still owed to the Company ($3.4 million). The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $6.1 million at August 31, 2018 ($5.8 million – August 31, 2018), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This funding requirement was completed as an amount of $8 million was funded by JOGMEC to March 31, 2016, which was followed by two $6 million tranches spent in each of the following two 12 month periods ending March 31, 2018.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

To November 30, 2018 an aggregate total of $64.9 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was held in the Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

5.	LOAN PAYABLE

On November 20, 2015, the Company drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5%. LMM held the first lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

During fiscal 2018 the Company forwarded to Liberty payments totalling $23.1 million. These payments first paid down the production payment termination accrual of $15 million. The remaining $8.1 million was then applied against the loan and accrued interest owing. The Company owed Liberty $48.7 million if the loan was to be repaid at November 30, 2018.

The Loan agreement has had multiple amendments. Under IAS 39, when an entity makes an amendment it must decide whether the modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in income for the difference between the carrying amount of the ‘old’ debt and the ‘new’ debt. This extinguishment accounting remains the same under IFRS 9.

However, accounting under the newly adopted IFRS 9 differs where the change was not significant enough to be an extinguishment. Under IAS 39, modifications would not lead to an immediate income change because the entity would typically discount the cash flows of the modified debt at a revised effective interest rate. However, under IFRS 9, the cash flows under the modified debt should be rediscounted at the original effective interest rate. This leads to an immediate income charge on the date of the modification.

Effective September 1, 2018 the Company has implemented IFRS 9 which was applied to the Liberty loan retrospectively. The implementation of IFRS 9 resulted in an increase in the carrying value of $5.8 million with a corresponding decrease in deficit also being recognized. At November 30, 2018 the effective interest rate is 17.6% while the actual interest rate has remained at LIBOR plus 9.5%.

The Liberty loan is due October 31, 2019 with no payments owed until October 31, 2019. The Company was not in default of any covenants on the LMM Facility at November 30, 2018.

Brokerage Fees

There are certain brokerage fees that will become due when the Liberty loan is repaid in full. As these fees are contingent on the repayment of the debt they are grouped with the debt as follows:

LMM Facility	$47,109
Brokerage Fees	2,774
Loan Payable	$49,883

6.	CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Convertible Notes at the Company’s election to not file a prospectus and a registration statement for the Convertible Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Convertible Notes became freely tradable by holders other than affiliates, the Convertible Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017.

The Convertible Notes contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 7,579,243 common shares in settlement of $724.78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

Subsequent to the end of the period, on January 2, 2019 the Company issued 545,721 (post-consolidation) common shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the year	(95)
Interest payments	(1,416)
Accretion and interest incurred during the year	2,378
Debt portion of the Convertible Notes August 31, 2018	14,792
Embedded Derivatives balance August 31, 2018 (see below)	61
Convertible Note balance August 31, 2018	$14,853
Accretion and interest incurred during the period	541
Embedded Derivatives balance November 30, 2018 (see below)	348
Convertible Note balance November 30, 2018	$15,742

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $61 at August 31, 2018, then $348 at November 30, 2018 resulting in a loss of $287 for the period. Combined with the loss on the warrant derivative (Note 8) of $1,986, this results in a loss of $2,273.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

The assumptions used in the valuation model used at November 30, 2018 and August 31, 2018 include:

Valuation Date	November 30, 2018	August 31, 2018
Share Price (USD)	$0.15	$0.10
Volatility	72.43%	72.43%
Risk free rate	2.91%	2.71%
Credit spread	11.58%	11.58%
All-in rate	14.49%	14.30%
Implied discount on share price	- %	-%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

7.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018. The purpose of the consolidation was to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement.

At November 30, 2018, before the effective date of the common share consolidation described above, the Company had 291,259,110 shares outstanding.

Fiscal 2019

On September 24, 2018, the Company issued 225,000 shares upon the exercise of 225,000 warrants.

On January 2, 2019 the Company issued 545,721 shares on a post common share consolidation basis in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 4, 2019, the Company issued 200 shares upon the exercise of 200 warrants on a post common share consolidation basis.

Fiscal 2018

On May 11, 2018 the Company announced a private placement offering of 15,090,999 units at a price of US$0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. The private placement was contingent on the closure of the public offering that closed May 15, 2018 outlined below. See note 8 for valuation of the warrants.

On May 15, 2018 the Company announced it had closed a public offering of 117,453,862 units at a price of US$0.15 per unit for gross proceeds for $17.6 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. See note 8 for valuation of the warrants. Total unit issuance costs of $2.5 million were incurred for the private placement and public offering.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

On January 2, 2018 and July 3, 2018, the Company issued 2,440,629 and 7,579,243 respectively in settlement of $691.11 and $724,78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes. See Note 6 for further details.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

		Average Exercise
	Number of Shares	Price
Options outstanding at August 31, 2017	4,382,275	C$ 4.65
Forfeited	(1,296,775)	4.15
Options outstanding at August 31, 2018	3,085,500	C$ 4.52
Forfeited	-	-
Options outstanding at November 30, 2018	3,085,500	C$ 4.52

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
November 30, 2018	November 30, 2018	Exercise Price	(Years)
2,024,500	1,888,375	C$ 2.00	2.80
598,000	598,000	6.50	1.21
463,000	463,00	13.00	0.12
3,085,500	2,949,375		2.04

During the year ended August 31, 2018 and the period ended November 30, 2018 the Company did not grant any options. Stock based compensation of $16 (November 30, 2017 $33) was incurred during the period relating to options granted in fiscal 2016.

8.	WARRANT DERIVATIVE

The exercise price of the Company’s outstanding warrants is denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar. Therefore, the warrants are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method. An initial valuation of $1,171 was attributed to the warrants which included $157 of unit issuance costs being attributed to the value of the warrants. As the warrants are publicly traded the value of the warrants at each period will be estimated by using price on the last day of trading in the applicable period. At November 30, 2018 the warrants were trading at US$0.02 (US$0.005 at August 31, 2018) resulting in a value of $2,646 being attributed to the warrants and loss of $1,986 being recognized in the current period. When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 6) this results in a net gain of $2,273 on derivatives.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

9.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the period ended November 30, 2018 $24 ($61 – November 30, 2017) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the period ended November 30, 2018, the Company accrued payments of $14 ($14 – November 30, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. All amounts due from West Kirkland have been paid subsequent to period end.

(c)

On May 15, 2018 the Company closed a private placement for 15,090,999 units with Hosken Consolidated Investments Limited (“HCI”). Also on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. See “Recent Equity Financings” above for more details. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of November 30, 2018, including shares purchased on the open market, HCI owned approximately 15.05% of the Company’s outstanding common shares.

(d)

During fiscal 2016 the Company entered into a loan facility agreement with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. For full details on this transaction please refer to Note 5 above.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

10.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,164 to March 2022.

Contractor payments are based on approximate costs to complete services remaining at Waterberg.

From period end the Company’s aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$362	$455	$347	$-	$1,164
Contractor payments	1,823	-	-	-	1,823
Convertible Note[1]	1,391	2,749	21,364	-	25,504
LMM Facility (Note 5)	54,633	-	-	-	54,633
Totals	$58,209	$3,204	$21,711	$-	$83,124

1The convertible note and related interest can be settled at the Company’s discretion in cash or shares

The Company reports that it is in receipt of a summons issued by Africa Wide whereby Africa Wide has instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction. RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

11.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

	November 30,	November 30,
Period ended	2018	2017

Amounts receivable, prepaid expenses and other assets	$651	$(646)
Accounts payable and accrued liabilities	(378)	(7,202)
	$273	$(7,848)

12.	SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada and South Africa. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2018	Assets	Liabilities
Canada	$1,444	$69,957
South Africa	44,781	2,512
	$46,225	$72,469

At August 31, 2018	Assets	Liabilities
Canada	$4,087	$58,396
South Africa	38,516	2,983
	$41,849	$61,379

Comprehensive Loss (Income) for the	November 30,	November 30,
period ended	2018	2017

Canada	$3,793	$5,611
South Africa	(970)	2,555

	$2,823	$8,091

13.	SUBSEQUENT EVENTS

Effective December 13, 2018 the Company consolidated its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time). The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018. The purpose of the consolidation was to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

On December 14, 2018 the Company sold 4,524,279 common shares of RBPlats that had been received in April 2018 in connection with the sale of the Maseve Mine. Net proceeds of $8.0 million were paid to LMM in partial settlement of amounts due pursuant to the LMM Facility on January 14, 2019.

On December 21, 2018 the Company terminated an equipment lease related to four pieces of mobile mining machinery by way of a final payment on fixed terms. Based on this settlement the Company has reversed a portion of the onerous lease expense accrued as at fiscal year end August 31, 2018. See note 17. “General and Administrative Expenses” in the consolidated financial statements for the year ended August 31, 2018 for more detail.